UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Talon International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

87484F108
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	87484F108

1	Names of Reporting Persons

North Star Investment Management Corporation
2	Check the appropriate box if a member of a Group (see instructions)

(a)	[ ]
(b)	[ ]
3	Sec Use Only

4	Citizenship or Place of Organization

Delaware
	5	Sole Voting Power

5,233,233
Number of
Shares	6	Shared Voting Power
Beneficially
Owned by Each
Reporting Person	7	Sole Dispositive Power
With:
5,233,233
	8	Shared Dispositive Power

100,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person

5,333,233
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11	Percent of class represented by amount in row (9)

5.8% (See Item 4 below)
12	Type of Reporting Person (See Instructions)

IA

Item 1.

(a)	Name of Issuer:

Talon International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

21900 Burbank Boulevard, Suite 270, Woodland Hills, CA 91367

Item 2.

(a)	Name of Person Filing:

North Star Investment Management Corporation

(b)	Address of Principal Business Office or, if None, Residence:

20 N. Wacker Drive, Suite 1416, Chicago, Illinois 60606

(c)	Citizenship:

Delaware

(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP No.:

87484F108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information reported below in this Item 4 is as of December 31, 2016. The percentage set forth in Item 4(b) is based on 92,274,255 shares of the Issuer’s Common Stock outstanding as of November 11, 2016, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2016 (as filed November 14, 2016).

(a)	Amount Beneficially Owned: 5,333,233

(b)	Percent of Class: 5.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 5,233,233

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,233,233

(iv)	Shared power to dispose or to direct the disposition of: 100,000

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

As of December 31, 2016, the following persons were known to the Reporting Person to have the right to receive dividends from, or the proceeds from the sale of more than 5% of the Common Stock of the Issuer.

North Star 10 10 Fund L.P.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purposes or effect, other than activities solely in connection with nomination under §240.14a -11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2017

NORTH STAR INVESTMENT MANAGEMENT CORPORATION

/s/ Peter Gottlieb

Peter Gottlieb/President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).